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LOGO
                                                               November 22, 1996
Dear Stockholder:

    You are cordially invited to attend a Special Meeting of Stockholders of Allegro New Media, Inc. ("Allegro") to be held on Friday, December 20, 1996 at 11:00 a.m., local time, at the Ramada Inn, 38 Two Bridges Road, Fairfield, New Jersey 07004. At the Special Meeting, you will be asked to consider and approve certain proposals relating to the proposed combination of SPC Acquisition Corporation, a wholly-owned subsidiary of Allegro ("Merger Sub"), with Software Publishing Corporation ("SPC") (the "Merger") pursuant to the Agreement and Plan of Reorganization between Allegro, Merger Sub and SPC (the "Agreement"). The accompanying Prospectus/Joint Proxy Statement presents the details of the Merger.

    After careful consideration, Allegro's Board of Directors has unanimously approved the Agreement and the transactions contemplated thereby. In making this determination, the Board of Directors of Allegro has received an opinion from Frost Capital Partners, Inc. that the Merger is fair to Allegro and the stockholders of Allegro from a financial point of view. The Board of Directors of Allegro believes that the proposed Merger and the other proposals described below are in the best interests of Allegro and unanimously recommends that you vote FOR (1) the approval of the Agreement and the Merger; (2) an amendment to the Certificate of Incorporation of Allegro to increase the authorized number of shares of Common Stock, $.001 par value per share, of Allegro (the "Allegro Common Stock") from 18,000,000 to 30,000,000, subject to and upon consummation of the Merger, (3) an amendment to the Certificate of Incorporation of Allegro to eliminate the Class A Convertible Preferred Stock, the outstanding shares of which have been converted into shares of Common Stock and (4) an amendment to the Allegro 1994 Long Term Incentive Plan (the "Allegro Incentive Plan") to increase by 2,000,000 to 3,000,000 the number of shares of Allegro Common Stock to be available for grant and reserved for issuance under the Allegro Incentive Plan (which increase represents approximately 20.3% of the shares of the Allegro Common Stock estimated to be outstanding or issuable following consummation of the Merger (based upon the capitalization of Allegro and SPC as of October 1, 1996)), subject to and upon consummation of the Merger.

    The Board of Directors of Allegro believes the Merger offers Allegro and its stockholders a number of important benefits including: (i) the strategic fit between Allegro and SPC, creating an opportunity for the combined company to play a significant role in the evolving market for visual communications and business productivity software products, (ii) the potential for the combined company to capitalize on the product offerings and the marketing and product synergies between SPC's and Allegro's product lines, and (iii) the greater financial, product development, sales and marketing and management resources that would result from combining the operations of the two companies. In the Merger, all of the issued and outstanding shares of capital stock of SPC will be converted into the right to receive an aggregate of approximately 3,372,825 shares of Allegro Common Stock, based on the capitalization of SPC and Allegro on October 1, 1996. Allegro will also assume options exercisable for up to approximately 816,926 additional shares of Allegro Common Stock, based on the number of options to purchase SPC Common Stock, par value $.001 per share ("SPC Common Stock") outstanding on October 1, 1996. As a result, following the Merger, based on the shares of SPC Common Stock and Allegro Common Stock outstanding as of October 1, 1996, the former holders of SPC Common Stock will hold approximately 43.0% of the Allegro Common Stock, and the holders of Allegro Common Stock prior to the Merger will hold approximately 57.0% of the Allegro Common Stock.

    All stockholders are invited to attend the Special Meeting in person. Approval of the Agreement and the Merger by Allegro stockholders is not required under applicable law; nevertheless, the Board of Directors of Allegro has determined to seek the affirmative vote of a majority of the total votes cast regarding the proposal to approve the Agreement and the Merger, with the Allegro Common Stock and the Allegro Class B Voting Preferred Stock voting together as a class. The amendment of the Allegro Certificate of Incorporation increasing the number of authorized shares of Allegro Common Stock requires the affirmative vote of holders of a majority of the outstanding shares of Allegro Common Stock and the Allegro Class B Voting Preferred Stock, each voting separately as a class; the amendment of the Allegro Certificate of Incorporation eliminating the Class A Convertible Preferred Stock requires the affirmative vote of holders of a majority of the outstanding shares of Allegro Common Stock and the Allegro Class B Voting Preferred Stock, voting together as a class; and the amendment to the Allegro Incentive Plan requires the affirmative vote of a majority of the total votes cast regarding such proposal, with the Allegro Common Stock and the Allegro Class B Voting Preferred Stock voting together as a class.

    Stockholders are urged to review carefully the information contained in the accompanying Prospectus/Joint Proxy Statement, including in particular the information under the captions "Risk Factors," "Allegro New Media, Inc. Special Meeting--Recommendations of Allegro Board of Directors," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger" and "--Allegro's Reasons for the Merger" prior to making any voting decision in connection with their Allegro Common Stock.

    Whether or not you expect to attend the Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to assure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the Special Meeting you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          Barry A. Cinnamon
                                          Chairman of the Board,
                                          President and Chief Executive Officer
Fairfield, New Jersey

                 YOUR PROXY IS IMPORTANT--PLEASE VOTE PROMPTLY